Exhibit 8.1

LIST OF SIGNIFICANT SUBSIDIARIES

The following is a list of Teekay LNG Partners L.P.’s significant subsidiaries as at December 31, 2011:

Name of Significant Subsidiary	Ownership	State or Jurisdiction of Incorporation

Teekay LNG Operating L.L.C.	100%	Marshall Islands
Teekay Luxembourg S.a.r.l.	100%	Luxembourg
Teekay Spain S.L.	100%	Spain
Teekay II Iberia S.L.	100%	Spain
Teekay Shipping Spain S.L.	100%	Spain
Teekay LNG Holdings L.P.	99%	United States
Teekay Nakilat Holdings Corporation	100%	Marshall Islands
Teekay Nakilat Corporation	70%	Marshall Islands
Teekay Nakilat (III) Holdings Corporation	100%	Marshall Islands